Exhibit 99.2

Consolidated Financial Statements

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2019 and 2018

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Assets
Cash and due from banks at amortized cost	4, 8, 19	~~W~~	28,423,744	17,348,626
Financial assets at fair value through profit or loss	4, 9, 19		53,163,143	43,534,766
Derivative assets	4, 10		2,829,274	1,793,613
Securities at fair value through other comprehensive income	4, 11, 19		59,381,053	38,314,170
Securities at amortized cost	4, 11, 19		45,582,065	28,478,136
Loans at amortized cost	4, 12, 19		323,244,979	299,609,472
Property and equipment, net	13, 18, 19, 48		4,083,328	3,003,886
Intangible assets	14		5,558,714	4,320,134
Investments in associates	15		1,452,861	671,330
Current tax receivable			88,433	45,100
Deferred tax assets	41		218,254	426,965
Investment property	16		488,610	474,820
Employee benefits	25		1,682	-
Other assets	4, 17		27,878,281	21,571,918
Assets held for sale			25,160	7,574

Total assets		~~W~~	552,419,581	459,600,510

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

As of December 31, 2019 and 2018

(In millions of won)	Note		2019	2018
Liabilities
Deposits	4, 20	~~W~~	294,874,256	265,000,190
Financial liabilities at fair value through profit or loss	4, 21		1,632,457	1,420,306
Financial liabilities designated at fair value through profit or loss	4, 22		9,409,456	8,535,800
Derivative liabilities	4, 10		2,303,012	2,439,892
Borrowings	4, 23		34,863,156	29,818,542
Debt securities issued	4, 24		75,363,364	63,227,699
Liabilities for defined benefit obligations	25		121,140	127,348
Provisions	26		557,024	508,416
Current tax payable			512,757	430,306
Deferred tax liabilities	41		451,603	22,020
Liabilities under insurance contracts	27		52,163,417	26,218,882
Other liabilities	4, 28, 48		38,237,558	25,199,679

Total liabilities			510,489,200	422,949,080

Equity	29
Capital stock			2,732,463	2,645,053
Hybrid bonds			1,731,235	1,531,759
Capital surplus			10,565,353	9,895,488
Capital adjustments			(1,116,770)	(552,895)
Accumulated other comprehensive loss			(260,156)	(753,220)
Retained earnings			25,525,821	22,959,440
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			39,177,946	35,725,625
Non-controlling interests			2,752,435	925,805
Total equity			41,930,381	36,651,430

Total liabilities and equity		~~W~~	552,419,581	459,600,510

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	14,878,516	12,891,850
Financial assets at fair value through profit or loss			828,846	680,606
			15,707,362	13,572,456
Interest expense			(5,969,398)	(4,992,367)
Net interest income	31		9,737,964	8,580,089

Fees and commission income			3,557,013	3,295,256
Fees and commission expense			(1,416,494)	(1,356,259)
Net fees and commission income	32		2,140,519	1,938,997

Insurance income			7,569,425	4,398,738
Insurance expenses			(8,066,351)	(4,870,437)
Net insurance expenses	27		(496,926)	(471,699)

Dividend income	33		82,158	87,826
Net gain on financial instruments at fair value through profit or loss	34		1,385,482	420,026
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		(247,585)	74,944
Net loss on financial instruments designated at fair value through profit or loss	35		(846,046)	(26,643)
Net foreign currency transaction gain			440,948	194,136
Net gain on disposal of financial asset at fair value through other comprehensive income	11		152,278	20,554
Net gain (loss) on disposal of securities at amortized cost	11		66	(9)
Provision for allowance for credit loss	36		(980,692)	(747,877)
General and administrative expenses	37		(5,134,674)	(4,741,575)
Other operating expenses, net	39		(1,187,242)	(829,355)

Operating income			5,046,250	4,499,414

Equity method income	15		53,287	17,488
Other non-operating income (expense), net	40		(188,029)	(50,292)
Profit before income taxes			4,911,508	4,466,610

Income tax expense	41		(1,269,124)	(1,268,345)
Profit for the year		~~W~~	3,642,384	3,198,265

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share data)	Note		2019	2018

Other comprehensive income for the year, net of income tax	29
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income		~~W~~	352,085	161,008
Gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		162,967	(54,333)
Equity in other comprehensive income of associates			3,302	7,407
Foreign currency translation adjustments for foreign operations			105,771	19,983
Net change in unrealized fair value of cash flow hedges			(18,589)	(20,192)
Other comprehensive income of separate account			10,427	8,676
			615,963	122,549
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(54,644)	(93,098)
Equity in other comprehensive income (loss) of associates			(8)	28
Valuation gain on financial asset at fair value through other comprehensive income			18,885	22,725
Loss on disposal of financial asset at fair value through other comprehensive income			(5,861)	(2,635)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(8,425)	1,723
			(50,053)	(71,257)
Total other comprehensive income, net of income tax			565,910	51,292

Total comprehensive income for the year		~~W~~	4,208,294	3,249,557

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	29, 42	~~W~~	3,403,497	3,156,722
Non-controlling interests			238,887	41,543
		~~W~~	3,642,384	3,198,265
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,890,701	3,207,602
Non-controlling interests			317,593	41,955
		~~W~~	4,208,294	3,249,557

Earnings per share:	29, 42
Basic and diluted earnings per share in won		~~W~~	7,000	6,579

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2019 and 2018

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2018		2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income (loss) for the year
Profit for the year		-	-	-	-	-	3,156,722	3,156,722	41,543	3,198,265
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	179,793	-	179,793	1,305	181,098
Loss on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	(54,333)	-	(54,333)	-	(54,333)
Equity in other comprehensive income of associates		-	-	-	-	7,435	-	7,435	-	7,435
Foreign currency translation adjustments		-	-	-	-	20,465	-	20,465	(482)	19,983
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(20,192)	-	(20,192)	-	(20,192)
Other comprehensive income of separate account		-	-	-	-	8,676	-	8,676	-	8,676
Remeasurements of defined benefit plans		-	-	-	-	(92,687)	-	(92,687)	(411)	(93,098)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	1,723	-	1,723	-	1,723
Total other comprehensive income		-	-	-	-	50,880	-	50,880	412	51,292
Total comprehensive income		-	-	-	-	50,880	3,156,722	3,207,602	41,955	3,249,557

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(40,357)	(40,357)	-	(40,357)
Issuance of hybrid bonds		-	1,107,838	-	-	-	-	1,107,838	-	1,107,838
Acquisition of treasury stock		-	-	-	(155,923)	-	-	(155,923)	-	(155,923)
Change in other capital adjustments		-	-	8,153	1,063	-	(6,517)	2,699	-	2,699
Change in other non-controlling interests		-	-	-	-	-	-	-	3,608	3,608
		-	1,107,838	8,153	(154,860)	-	(734,463)	226,668	3,608	230,276
Reclassification of OCI to retained earnings		-	-	-	-	2,645	(2,645)	-	-	-
Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2019 and 2018

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	3,403,497	3,403,497	238,887	3,642,384
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	297,652	-	297,652	67,457	365,109
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	150,678	-	150,678	12,289	162,967
Equity in other comprehensive income of associates		-	-	-	-	3,294	-	3,294	-	3,294
Foreign currency translation adjustments		-	-	-	-	104,388	-	104,388	1,383	105,771
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(15,960)	-	(15,960)	(2,629)	(18,589)
Other comprehensive income of separate account		-	-	-	-	10,427	-	10,427	-	10,427
Remeasurements of defined benefit plans		-	-	-	-	(54,850)	-	(54,850)	206	(54,644)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(8,425)	-	(8,425)	-	(8,425)
Total other comprehensive income		-	-	-	-	487,204	-	487,204	78,706	565,910
Total comprehensive income		-	-	-	-	487,204	3,403,497	3,890,701	317,593	4,208,294

Other changes in equity
Dividends		-	-	-	-	-	(753,041)	(753,041)	-	(753,041)
Dividends to hybrid bonds		-	-	-	-	-	(61,993)	(61,993)	-	(61,993)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476	-	199,476
Issuance of convertible preferred shares		87,410	-	660,381	-	-	-	747,791	-	747,791
Acquisition of treasury stock		-	-	-	(444,077)	-	-	(444,077)	-	(444,077)
Change in other capital adjustments		-	-	9,484	(119,798)	-	(16,222)	(126,536)	-	(126,536)
Change in other non-controlling interests		-	-	-	-	-	-	-	1,509,037	1,509,037
		87,410	199,476	669,865	(563,875)	-	(831,256)	(438,380)	1,509,037	1,070,657
Reclassification of OCI retained earnings		-	-	-	-	5,860	(5,860)	-	-	-
Balance at December 31, 2019	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from operating activities
Profit before income taxes		~~W~~	4,911,508	4,466,610
Adjustments for:
Interest income	31		(15,707,362)	(13,572,456)
Interest expense	31		5,969,398	4,992,367
Dividend income	33		(82,158)	(87,826)
Net fees and commission expense			125,975	176,932
Net insurance loss			2,098,617	2,080,509
Net loss (gain) on financial instruments at fair value through profit or loss	34		(427,618)	66,455
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)	9		247,585	(74,944)
Net foreign currency translation loss			147,952	377,632
Net loss (gain) on financial instruments designated at fair value through profit or loss	35		33,872	(382,667)
Net gain on disposal of financial asset at fair value through other comprehensive income	11		(152,278)	(20,554)
Net loss (gain) on disposal of securities at amortized cost	11		(66)	9
Provision for allowance for credit loss	36		980,692	747,877
Employee costs	25		188,313	155,672
Depreciation and amortization	37		677,152	301,916
Other operating expense (income)	39		305,781	(278,274)
Equity method income, net	15		(53,287)	(17,488)
Other non-operating expense	40		148,091	3,147
			(5,499,341)	(5,531,693)

Changes in assets and liabilities:
Cash and due from banks at amortized cost			(10,059,356)	6,024,743
Securities at fair value through profit or loss			(3,977,211)	(3,082,516)
Due from banks at fair value through profit or loss			73,904	(82,014)
Loans at fair value through profit or loss			(943,321)	(422,326)
Financial asset designated at fair value through profit or loss			847,715	723,037
Derivative instruments			58,532	203,006
Loans at amortized cost			(18,831,825)	(27,547,413)
Other assets			(4,452,651)	(5,177,725)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Deposits		~~W~~	29,123,272	16,699,467
Liabilities for defined benefit obligations			(263,882)	(145,639)
Provisions			28,380	14,542
Other liabilities			7,851,505	174,590
			(544,938)	(12,618,248)

Income taxes paid			(1,130,148)	(850,696)
Interest received			15,200,114	13,208,601
Interest paid			(5,793,865)	(5,058,596)
Dividends received			35,716	63,826

Net cash provided by (used in) operating activities			7,179,046	(6,320,196)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss			3,690,283	2,150,860
Increase in financial instruments at fair value through profit or loss			(6,712,873)	(3,290,960)
Proceeds from disposal of securities at fair value through other comprehensive income			36,334,241	27,074,948
Acquisition of securities at fair value through other comprehensive income			(46,908,632)	(27,037,290)
Proceeds from disposal of securities at amortized cost			6,722,627	2,093,506
Acquisition of securities at amortized cost			(12,209,898)	(5,836,342)
Proceeds from disposal of property and equipment	13, 40		51,942	39,202
Acquisition of property and equipment	13		(270,386)	(142,933)
Proceeds from disposal of intangible assets	14, 40		24,825	3,638
Acquisition of intangible assets	14		(318,930)	(157,160)
Proceeds from disposal of investments in associates			182,604	189,118
Acquisition of investments in associates			(669,341)	(227,914)
Proceeds from disposal of investment property	16, 40		86,422	15,433
Acquisition of investment property	16		(2,774)	(115,333)
Proceeds from disposal of assets held for sale			137	4,498
Other, net			(264,585)	(311,744)
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			19,303	67,039
Settlement of hedging derivative financial instruments for available-for-sale financial assets			(195,900)	(26,653)
Acquisition of subsidiaries, net of cash acquired	47		(2,246,932)	(4,498)
Net cash used in investing activities			(22,687,867)	(5,512,585)

See accompanying notes to the consolidated financial statements.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	199,476	1,107,838
Net increase in borrowings			5,017,269	1,772,203
Proceeds from debt securities issued			31,083,390	26,487,712
Repayments of debt securities issued			(19,881,717)	(14,689,246)
Other liabilities			(33,619)	528
Dividends paid			(830,772)	(714,705)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			1,694,362	10,675
Settlement of hedging derivative financial instruments for debt securities issued			(1,716,320)	(16,832)
Acquisition of treasury stock			(444,077)	(151,993)
Increase in non-controlling interests			312,390	347
Redemption of lease liabilities			(269,362)	-
Issuance of convertible preferred shares			747,791	-
Net cash provided by financing activities			15,878,811	13,806,527

Effect of exchange rate fluctuations on cash and cash equivalents held			29,428	(30,640)
Increase in cash and cash equivalents			399,418	1,943,106

Cash and cash equivalents at beginning of year	44		8,179,756	6,236,650

Cash and cash equivalents at end of year	44	~~W~~	8,579,174	8,179,756

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”), a controlling company, was incorporated on September 1, 2001 for the main purposes of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co.,Ltd., and Shinhan BNP Asset Management Co.,Ltd. with a stock transfer. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares were listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2019 and 2018 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2019	2018
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.(*2)	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd.(*3)	〃	〃	59.2	-
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank(*4)	〃	〃	75.3	71.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Asia Trust Co., Ltd.(*5)	〃	〃	60.0	-
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.(*6)	〃	〃	100.0	-
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance(*7)	Vietnam	〃	100.0	-
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

1. Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2019	2018
Shinhan Investment Corp.	SHINHAN SECURITIES VIETNAM CO., LTD	Vietnam	December 31	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*2) The controlling company has participated in issuing additional shares of Shinhan Investment Corp. amounting to ~~W~~660 billion for the year ended December 31, 2019.

(*3) The Group entered into a share purchase agreement to acquire a 59.15% stake in Orange Life Insurance Co., Ltd. for the years ended December 31, 2018, and the effective stake increased to 60.24% due to the acquisition of treasury shares by Orange Life Insurance Co. Ltd. for the years ended December 31, 2019.

(*4) The Group purchased 1,100,000 shares of Jeju Bank from the Group’s largest shareholder, the National Pension Service for the year ended December 31, 2019.

(*5) The Group acquired 60.00% stake in Asia Trust Co., Ltd. for the year ended December 31, 2019.

(*6) Shinhan AI Co., Ltd. is a subsidiary newly invested for the year ended December 31, 2019. The controlling company has participated in issuing additional shares of Shinhan AI Co., Ltd. shares amounting to ~~W~~40 billion.

(*7) The Group acquired 100% stake in Vietnam-based Prudential Vietnam Finance Co., Ltd. for the year ended December 31, 2019 and changed the name of corporate to Shinhan Vietnam Finance Co., Ltd.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 196 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 111 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*) The Group provides ABCP credit contribution (purchase agreements) of ~~W~~3,901,421 million for the purpose of credit enhancement of structured companies.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

2. Basis of preparation

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 5, 2020, which will be submitted for approval to the stockholder’s meeting to be held on March 26, 2020.

(a) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

-	derivative financial instruments measured at fair value
-	financial instruments at fair value through profit or loss measured at fair value
-	other comprehensive income at fair values measured at fair value
-	liabilities for cash-settled share-based payment arrangements measured at fair value
-	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk recognized in profit or loss
-	liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(b) Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(c) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018 except for the main sources of critical judgments and estimated uncertainties related to the adoption of K-IFRS No. 1116 ‘Leases’ described in Note 3.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

2. Basis of preparation (continued)

(d) Change in accounting policy

Except for the following new standard, which has been applied from January 1, 2019, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018. There are other new standards applied from January 1, 2019, which does not have a significant impact to the Group’s financial statements.

i) K-IFRS No.1116, ‘Leases’

K-IFRS No.1116, published on May 22, 2017, replaces existing standards including K-IFRS No.1017, ‘Leases’, K-IFRS No.2104, ‘Determining whether an Arrangement contains a Lease’, K-IFRS No.2015, ‘Operating Leases - Incentives’ and K-IFRS No.2027, ’Evaluating the Substance of Transactions Involving the Legal Form of a Lease’.

The Group has applied K-IFRS No.1116 from the year beginning on January 1, 2019, the date of initial application.

At the commencement date of the lease, the Group assesses whether the contract is, or contains, a lease, and assessed whether the contract was, or contained, a lease in accordance with K-IFRS No.1116 at the date of initial application.  For a contract that is, or contains, a lease, a lessee or a lessor shall account for each lease component within the contract as a lease separately from non-lease components (hereinafter called ‘non-lease components’) of the contract.

A lessee shall recognize a lease right-of-use asset, which indicates an asset that represents a lessee’s right to use an underlying asset (leased asset) for the lease term, and a lease liability, which indicates obligation to make lease payments. However, a lessee may elect not to apply the requirements to short-term leases and leases for which the underlying asset is of low value.  Also, the Group used the following practical expedients when applying K-IFRS No.1116 to leases previously classified as operating leases applying K-IFRS No.1017.

-	Elects not to apply the requirements to recognize lease right-of-use assets and lease liabilities to leases for which the lease term ends within 12 months of the date of initial application.
-	Excludes initial direct costs from the measurements of the lease right-of-use assets at the date of initial application.
-	If the contract contains an option to extend or terminate the lease, hindsight is used to determine the lease term

As a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The accounting treatment as a lessor did not change significantly from the one under K-IFRS No.1017.

The accumulated effect on retained earnings from initial application of K-IFRS No.1116 was zero, and the comparative financial information presented has applied K-IFRS No.1017 and the related Interpretations as previously reported and has not been retrospectively restated. The transition effects arising from changes in accounting policies are explained in Note 48.

On December 16, 2019, the IFRS Interpretations Committee published the agenda decision on ‘Lease term and useful life of leasehold improvements’ that the entity should consider all economic penalties for the termination of the lease in the determination of the enforceable period. The Group is analyzing the impact of changes in accounting policies of determination of the enforceable period on the consolidated financial statements, and plans to reflect the impact on the consolidated financial statements when the analysis is completed.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

2. Basis of preparation (continued)

(d) Change in accounting policy (continued)

ii) K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision

The interest rate index reform has added an exception that allows hedge accounting to be applied while uncertainty exists. In a hedging relationship, the assume that the interest rate index that is the underlying variable of cash flows does not change to the interest rate index reform when reviewing the probability of occurrence and the prospective assessment of the effectiveness of the hedge. For hedges of non-contractually specified interest rate risk components, the requirement that the hedged risk should be separately identifiable applies only at the inception of the hedging relationship. Through the interest rate index reform, this application of exception is ended when the timing and amount of cash flows based on the interest rate index will no longer appear, or the hedging relationship is discontinued. These amendments take effect on 1 January 2020 but have been applied early as early entry is allowed. A significant interest rate indicator for hedging relationships is LIBOR and CD rates. The subject affected by this amendment is derivatives of Note 10.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2019, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019 and have mentioned on the note 2.

(a) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the Chief Executive Officer (“CEO”) of the Bank as the chief operating decision maker.

It is CEO’s responsible for evaluating the resources to be distributed to the business and the performance of the business, and makes strategic decisions.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(b) Basis of consolidation (continued)

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

- Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

- Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

- Reacquired rights are measured in accordance with special provisions

- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquirer are measured as the non-controlling interests' proportionate share of the acquirer’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquirer and the equity interests issued by the acquirer. However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquirer's employee that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with K-IFRS No.1032 and 1109, are expensed in the periods in which the costs are incurred and the services are received.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(c) Business combinations (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:

- the fair value of the consideration transferred; plus

- the recognized amount of any non-controlling interests in the acquiree; plus

- if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

- the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date. However, the Group’s account overdraft is included in borrowings.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(f) Non-derivative financial assets

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

①	Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(f) Non-derivative financial assets (continued)

② Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for allowance for credit loss’ in the consolidated statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(g) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③ Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss Recognize. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations To profit or loss.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(g) Derivative financial instruments (continued)

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iii) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h) Impairment: Financial assets and contract assets

The Group recognizes allowance for credit loss for debt instruments measured at amortized cost and fair value through other comprehensive income, and lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Allowance for credit loss
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as an allowance for credit loss for purchased or originated credit-impaired financial assets. The total period refers to the expected life span of the financial instrument up to the contract expiration date.

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(h) Impairment: Financial assets and contract assets (continued)

i) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets.

For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for credit loss account and are written off if the financial assets were not recoverable. The allowance for credit loss is increased when the written-off loan receivables are subsequently collected and changes in the allowance for credit loss are recognized in profit or loss.

iii) Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for credit loss are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the allowance for credit loss is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

(i) Property and equipment

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

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SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(i) Property and equipment (continued)

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(k) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(l) Leased assets - policy applicable from January 1, 2019

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles, and the each lease contract is negotiated individually and includes a variety of terms and conditions.  There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes the right-of-use assets and the lease liabilities.  Each lease payment is allocated to payment for the principal portion of the lease liability and financial costs.  The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial costs.  Right-of-use assets are depreciated using a straight-line method from the commencement date over the lease term.

Lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date of the lease, and the lease payments included in the measurement of the liabilities consist of the following payments:

- Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on the index or rate

- Amounts expected to be paid by the lessee under the residual value guarantee

- The exercise price of a purchase option if the lessee is reasonably certain to exercise that option

- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

If the interest rate implicit in the lease is readily determined, the lease payments are discounted by the rate; if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of the right-of-use assets comprise:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date (less any lease incentives received)

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

Lease payments related to short-term leases or low-value assets are recognized as current expenses over the lease term using the straight-line method. A short-term lease is a lease that has a lease term of 12 months or less, and the low-value assets lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

Extension and termination options are included in a number of real estate lease contracts of the Group. In determining the lease term, management considers all relevant facts and circumstances that create an economic incentive not to exercise the options. The periods covered by, a) an option to extend the lease if the lessee is reasonably certain to exercise that option, or b) an option to terminate the lease if the lessee is reasonably certain not to exercise that option, is included when determining the lease term. The Group reassesses whether the Group is reasonably certain to exercise the extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee, and affects whether the lessee is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(l) Leased assets - policy applicable from January 1, 2019 (continued)

ii) Accounting treatment as the lessor

The Group leases out to lessees various tangible assets, including vehicles under operating and finance lease contracts, and the each lease contract is negotiated individually and includes a variety of terms and conditions.  The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

For finance leases, the Group recognizes them as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of the leasing asset as of the commencement date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

For operating leases, the Group recognizes the lease payments as income on straight-line basis, and adds the lease initial direct costs incurred during negotiation and contract phase of the operating lease to the carrying amount of the underlying asset. In addition, the depreciation policy of operating lease assets is consistent with the Group’s depreciation policy of other similar assets.

(m) Leased assets - policy applicable before January 1, 2019

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(m) Leased assets - policy applicable before January 1, 2019 (continued)

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(n) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 ‘Impairment of Assets’.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(o) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(p) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(p) Non-derivative financial liabilities (continued)

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(q) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency using the reporting date’s exchange rate. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(r) Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

Preferred stocks are classified as equity if they do not need to be repaid or are repaid only at the option of the Group and if payment is determined by the Group's discretion, and dividends are recognized when the shareholders' meeting approves the dividends. Preferred stocks that are eligible for reimbursement of a defined or determinable amount on or after a certain date are classified as liabilities. The related dividend is recognized in profit or loss at the time of occurrence as interest expense.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii) Capital structure

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(s) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

The remeasurement component of net defined benefit liability is the change in the effect of the asset except for the amount included in the net interest income of plan assets and net revenues of plan assets excluding actuarial gains and losses to the net of defined benefit liabilities. It is immediately recognized in other comprehensive income. The Group determines the net interest on the net defined benefit obligation (asset) by multiplying the net defined benefit obligation (asset) by the discount rate determined at the beginning of the annual reporting period and is the net present value of the net defined benefit obligation. It is determined by taking into consideration the fluctuations. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When an amendment or reduction of the system occurs, the gain or loss resulting from the change or decrease in the benefits to the past service is immediately recognized in profit or loss. The Group recognizes gains or losses on settlement when the defined benefit plan is settled.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(s) Employee benefit (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(t) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(u) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(v) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within other liabilities.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(w) Insurance contracts

i) Investment contract liabilities, including insurance contract liabilities and discretionary dividend factors

The group establishes liability reserves in accordance with the Insurance Business Law and the related regulations. The reserves are calculated according to the insurance policy, insurance premiums and liability reserve calculation method. The main contents are as follows.

i-1) Premium reserves

The present value of the premiums payable to the policy holders after the balance sheet date is the present value of the net premium to be paid after the end of the reporting period. The amount is deducted from the value.

i-2) Unpaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

i-3) Guarantee reserves

The total amount of reserve for variable minimum guarantee (①) and reserve for general account guarantee (②) is provided as guarantee reserve.

① Variable minimum guarantee reserve

This reserve is the amount that must be accumulated to guarantee insurance premiums above a certain level for contracts maintained as of the end of the reporting period, and is measured at the higher of :

i) the average amount of the top 30% of net loss expected in the future

ii) the minimum required amount by insurance types, minimum guarantees and limits of stock investment portion

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(w) Insurance contracts (continued)

② General account guarantee reserve

As of the end of the reporting period, the amount of reserve for insurance contracts that are insured under general account is required to be paid to guarantee the level of refunds,

i) Average of the amount deducted from the appropriateness of the liability reserve calculated by excluding the guarantee option from the appropriateness evaluation of the liability reserve calculated by including the guarantee option for each interest rate scenario

ii) The amount of compensation (including annulment contract) against the guarantee received from the policy holder by the rate applied at the premium calculation in the insurance premium and liability reserve calculation method

i-4) Reserve for outstanding claims

As of the end of the reporting period, the Group has accrued the amount for which the reason for the payment of insurance claims, etc. has been incurred and the amount of the claim payment has not been paid yet due to the dispute or lawsuit related to the insurance settlement. In addition, the Group recognizes unrecognized losses based on historical experience.

i-5) Reserves for participating policyholders' dividends

The reserve is provided for the purpose of contributing to the policyholder dividend according to the laws and regulations and the reserve for dividend reserve for the policyholder and the dividend reserve for the subsequent business year.

The policyholder dividend reserve is the amount that is not paid as of the end of the reporting period for the settlement amount and the reserve for dividend policy for the next fiscal year is based on the policyholder dividend calculated on the insurance contract effective as of the end of the reporting period.

① Excess crediting rate reserve

In the case of a dividend insurance contract which has been maintained for more than one year as of the end of the reporting period among contracts signed before October 1, 1997, the difference between the planned interest rate and the one-year maturity deposit rate shall be preserved.

② Mortality dividend reserve

Dividends arising from contracts that are maintained for more than one year at the end of the reporting period are used to offset the expected mortality and actual mortality rates applied to premiums.

③ Interest dividend reserve

For the contracts that have been maintained for more than one year as of the end of the reporting period, the amount calculated by applying the interest dividend reserve rate to the net written premium reserve less the unearned acquisition costs. However, the insurance sold before October 1, 1997 is applied to the amount deducted from the net premium in the event that the planned interest rate by the insurance product is less than the dividend standard.

④ Reserves for long-term special dividends

For the effective dividend policy agreement that has been maintained for 6 years or more, the amount calculated by applying the long-term special dividend rate to the amount deducted from the net premiums for the end of the year.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(w) Insurance contracts (continued)

However, insurance sold before October 1, 1997 is applied to the deduction of unearned premiums at the end of the year when the expected interest rate by the insurance product is less than the dividend standard rate

i-6) Reserve for interest dividends

In order to cover the policyholder dividend in the future, the amount is accumulated in accordance with the laws and regulations and the insurance contracts.

i-7) Reserve for dividend insurance loss reserve

In accordance with the regulations set by the supervisory authority, dividend insurance profit is accumulated within 30/100 of the contractor's stake. The reserve loss for dividend insurance shall be preserved at the end of the reporting period and shall be used as the policyholder dividend source for the individual contractor.

ii) Contractor's equity adjustment

The Group classifies the gains and losses on available-for-sale financial assets as of the end of the reporting period as contractor's equity and shareholder's equity based on the ratio of the average liability reserves of the dividend and non-dividend policies for the fiscal year.

iii) Evaluation of debt appropriateness

At the end of each reporting period, the group assesses whether the recognized insurance liability is appropriate using the current estimates of future cash flows of the policy, and if the carrying amount of the insurance liability is deemed to be inappropriate in terms of the estimated future cash flows. The reserve for premiums is added to the profit or loss by the amount corresponding to the deficiency.

iv) Reinsurance assets

The group presents the recoverable amount of reinsurance assets. The group assesses at the end of each reporting period whether there is objective evidence that a reinsurance asset is impaired. If there is objective evidence that the entity will not be able to collect all amounts under the terms of the agreement as a result of an event that occurred after the initial recognition and if the event has a reliable and measurable impact on the amount to be received. If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

v) Deferred acquisition cost

The group recognizes unrealized gains and losses arising from long-term insurance contracts as assets and amortizes the premiums over the life of the insurance contracts equally. If the contribution period exceeds 7 years, the amortization period is 7 years if there is an unrecognized balance at the date of the cancellation, the entire amount of the cancellation is amortized in the fiscal year to which the cancellation date belongs. But, if the ratio of additional premiums is higher at the early stage of the insurance period for the purpose of recovering the excess of the unearned premiums and the early settlement costs, the new settlement expenses are treated as the period expense.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(x) Recognition of revenues and expenses

Other than revenues under the scope of K-IFRS No.1017, ‘Leases’, K-IFRS No.1028, ‘Investments in Associates and Joint Ventures’, K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1110, ‘Consolidated Financial Statements’, and K-IFRS No.1111, ‘Joint Arrangements’, the Group’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(x) Recognition of revenues and expenses (continued)

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Insurance income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance receipts for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities. The Group provides compensation in various forms such as payment discounts and gifts.

(y) Revenue from Contracts with Customers

The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points ("points") and the remainder of the fee income. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Points for distribution through the cost paid by the customer is recognized by deducting from the revenue from fees.

10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(z) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years.  The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  A deferred tax liability is recognized for all taxable temporary differences.  A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized.  However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

Because of the tax polices taken by the Group, tax uncertainties arise from the complexity of transactions and differences in tax law analysis. Also, it arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' tax amount.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

3. Significant accounting policies (continued)

(z) Income tax (continued)

ii) Deferred tax (continued)

Because of the tax polices taken by the Group, tax uncertainties arise from the complexity of transactions and differences in tax law analysis. Also, it arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' tax amount. The Group paid the tax amount by the tax authorities in accordance with K-IFRS No. 2123. However, it will be recognized as the corporate tax assets if there is a high possibility of a refund in the future. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(aa) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

(ab) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(ac) Issued/Amended Accounting Standards that are not applied

The following issued/amended standards have been published but have not yet been effective during the fiscal year beginning January 1, 2019. Hence, the Group did not apply the following issued/amended standards in preparing financial statements:

i) K-IFRS No. 1001 ‘Presentation of Financial Statements’ and K-IFRS No. 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ amended

The definition of materiality has been clarified, and the feature of information users is taken into account when determining the information to be disclosed and the effects of immaterial information as well as omission or misstatement of material information when determining materiality. This amendment is effective for annual periods beginning on or after January 1, 2020. The Group expects that the amendment will not have a material impact on its financial statements.

ii) K-IFRS No. 1103 ‘Business Combination’

The amended definition of business requires that the inputs that have the ability to create outputs and substantial process to be included in the assessment of acquired businesses and the collection of assembled assets, excluding economic benefits from cost reduction. In addition, if the fair value of most of the total assets acquired is concentrated in a single identifiable asset or a set of assets, an optional concentration test has been added that determines that the acquired activities and sets of assets are not a business but assets or a set of assets. This amendment is effective for annual periods beginning on or after January 1, 2020. The Group expects that the amendment will not have a material impact on its financial statements.

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